UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

58.com Inc.
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

G34136 104
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Andrew Y. Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,372,171[1] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,372,171[1] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,372,171[1] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%.[2] The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON IN

1 Consists of 12,372,171 ordinary shares, being the sum of 4,642,038 Class A ordinary shares, represented by 2,321,019 American depositary shares (“ADS”),and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P., representing 7.0% of the total outstanding ordinary shares of the Issuer on an as-converted basis. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

2 Based on 176,375,211 outstanding ordinary shares as a single class, being the sum of 101,574,732 Class A ordinary shares and 74,800,479 Class B ordinary shares outstanding as of December 31, 2014 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SAIF II GP Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,372,171[1] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,372,171[1] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,372,171[1] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%.[2] The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON CO

1 Consists of 12,372,171 ordinary shares, being the sum of 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P., representing 7.0% of the total outstanding ordinary shares of the Issuer on an as-converted basis. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

2 Based on 176,375,211 outstanding ordinary shares as a single class, being the sum of 101,574,732 Class A ordinary shares and 74,800,479 Class B ordinary shares outstanding as of December 31, 2014 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SAIF Partners II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,372,171[1] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,372,171[1] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,372,171[1] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%.[2] The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON PN

1 Consists of 12,372,171 ordinary shares, being the sum of 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P., representing 7.0% of the total outstanding ordinary shares of the Issuer on an as-converted basis. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

2 Based on 176,375,211 outstanding ordinary shares as a single class, being the sum of 101,574,732 Class A ordinary shares and 74,800,479 Class B ordinary shares outstanding as of December 31, 2014 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SAIF II GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,372,171[1] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,372,171[1] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,372,171[1] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%.[2] The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON PN

1 Consists of 12,372,171 ordinary shares, being the sum of 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P. representing 7.0% of the total outstanding ordinary shares of the Issuer on an as-converted basis. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

2 Based on 176,375,211 outstanding ordinary shares as a single class, being the sum of 101,574,732 Class A ordinary shares and 74,800,479 Class B ordinary shares outstanding as of December 31, 2014 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.

1	NAMES OF REPORTING PERSONS SB Asia Investment Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 12,372,171[1] ordinary shares. See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,372,171[1] ordinary shares. See Item 4.
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,372,171[1] ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%.[2] The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.
12	TYPE OF REPORTING PERSON PN

1 Consists of 12,372,171 ordinary shares, being the sum of 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P., representing 7.0% of the total outstanding ordinary shares of the Issuer on an as-converted basis. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

2 Based on 176,375,211 outstanding ordinary shares as a single class, being the sum of 101,574,732 Class A ordinary shares and 74,800,479 Class B ordinary shares outstanding as of December 31, 2014 and assumes conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the shares beneficially owned represent 9.6% of the total outstanding voting power.

ITEM 1(a).	NAME OF ISSUER:

58.com Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Block E, the North American International Business Center

Yi 108 Beiyuan Road, Chaoyang District

Beijing 100101, People's Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Andrew Y. Yan

SAIF II GP Capital Ltd.

SAIF Partners II L.P.

SAIF II GP L.P.

SB Asia Investment Fund II L.P.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Andrew Y. Yan

Suites 2516-2520

Two Pacific Place

88 Queensway

Hong Kong

SAIF II GP Capital Ltd.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

SAIF Partners II L.P.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

SAIF II GP L.P.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

SB Asia Investment Fund II L.P.

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

ITEM 2(c).	CITIZENSHIP:

Andrew Y. Yan – Hong Kong

SAIF II GP Capital Ltd. – Cayman Islands

SAIF Partners II L.P. – Cayman Islands

SAIF II GP L.P. – Cayman Islands

SB Asia Investment Fund II L.P. – Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.00001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G34136 104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of 58.com Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Andrew Y. Yan	12,372,171	7.0%	12,372,171	0	12,372,171	0
SAIF II GP Capital Ltd.	12,372,171	7.0%	12,372,171	0	12,372,171	0
SAIF Partners II L.P.	12,372,171	7.0%	12,372,171	0	12,372,171	0
SAIF II GP L.P.	12,372,171	7.0%	12,372,171	0	12,372,171	0
SB Asia Investment Fund II L.P.	12,372,171	7.0%	12,372,171	0	12,372,171	0

The above table includes collectively those Class A ordinary shares and Class B ordinary shares held by each reporting person, and assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

The 12,372,171 ordinary shares of the Issuer beneficially owned by Mr. Andrew Y. Yan comprise the 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P. Mr. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Yan may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

The 12,372,171 ordinary shares of the Issuer beneficially owned by SAIF II GP Capital Ltd. comprise the 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF II GP Capital Ltd. may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

The 12,372,171 ordinary shares of the Issuer beneficially owned by SAIF Partners II L.P. comprise the 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P. SAIF Partners II L.P. is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF Partners II L.P. may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

The 12,372,171 ordinary shares of the Issuer beneficially owned by SAIF II GP L.P. comprise the 4,642,038 Class A ordinary shares, represented by 2,321,019 ADS, and 7,730,133 Class B ordinary shares directly held by SB Asia Investment Fund II L.P. SAIF II GP L.P. is the sole general partner of SB Asia Investment Fund II L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, SAIF II GP L.P. may be deemed to beneficially own all of the ordinary shares of the Issuer held by SB Asia Investment Fund II L.P.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Andrew Y. Yan		/s/ Andrew Y. Yan
Andrew Y. Yan

SAIF II GP Capital Ltd.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd.

SAIF Partners II L.P.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the sole general partner of SAIF Partners II L.P.

SAIF II GP L.P.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P.

SB Asia Investment Fund II L.P.	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the sole
general partner of SAIF Partners II L.P., which is the sole
general partner of SAIF II GP L.P., which is the sole general partner of SB Asia Investment Fund II L.P.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement